FILE NO. 82-34736


# SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 5, 2003

SUPPL

DEC -5 7:21

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and updated on June 20, 2003, August 1, 2003 and October 24, 2003, enclosed please find a fourth update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) six 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application, and (ii) three releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

K. Izadi

Kambiz Izadi

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

dlw 12/8

FILE NO. 82-34736

03 DEC -3 AM 7:21

**UPDATE TO ANNEX B, ITEM 5**

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 DEC -9 AM 7:21

# 88(2

## Return of Allotment of Shar

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 24 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,562 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 112.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr.Angelos Angelides<br>Address 83 Claridge Road<br>Manchester<br>UK Postcode M2 1 9WQ | Class of shares allotted<br>Ordinary | Number allotted<br>1,562 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**1,562** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 4. 11. 2003.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/LB5495 Tel: 01903 833415

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2

## Return of Allotment of Shar

CHFP083

| | |
|---|---|
| **Company Number** | 2231246 |
| **Company name in full** | The Sage Group plc |

**Shares allotted (including bonus shares):**

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 27 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 80,000 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 136p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | | | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name HSBC Global Custody Nominees UK Limited Desig: 909780/Part ID: BH01 | Class of shares allotted | Number allotted |
| Address Mariner House, Pepys Street London | Ordinary | 80,000 |
| UK Postcode EC3N 4DA | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | TOTAL | 80,000 |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 29 OCTOBER 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/3961 Tel: 01903 83343
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2

## Return of Allotment of Shar

CHFPO83

| | |
|---|---|
| **Company Number** | 2231246 |
| **Company name in full** | The Sage Group plc |
| | |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 04 | 11 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 145,360 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 34.6p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name See Attached List of Participants. | Class of shares allotted | Number allotted |
| Address | Ordinary | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | TOTAL | 145,360 |
| UK Postcode | | |

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 13.11.2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-B/LB5538 Tel: 01903 833415
DX number DX exchange

# The Sage Group Plc

| Shareholder details | OrdinaryShares Allotted |
|---|---|
| Ms.Susan Ann Armstrong<br>7 Wharmlands Grove<br>Newcastle Upon Tyne NE15 7UE | 5,630 |
| Mr.Paul Edward Brownless<br>60 Hardie Avenue<br>Whickham<br>Newcastle Upon Tyne NE16 4BA | 18,030 |
| Mr.James Lebbell Catchpole<br>86 Alnwick Road<br>Durham DH1 5PD | 56,350 |
| Ms.Theresa Maria Costello<br>2 Holly Villa<br>Holly Hill<br>Gateshead NE10 9NQ | 16,900 |
| Ms.Janice Catherine Dixon<br>16 Harwood Drive<br>Killingworth<br>Newcastle Upon Tyne NE12 6FH | 7,890 |
| Ms.Amanda Tracey Form<br>14 High Meadows<br>Newcastle Upon Tyne NE3 4PW | 6,760 |
| Mr.David Parker<br>10 Manor Grange<br>North Broomhill<br>Morpeth<br>Northumberland NE65 9YP | 16,900 |
| Ms.Susan Ann Shields<br>23 Foxley Close<br>Newcastle Upon Tyne NE12 6FX | 16,900 |
| **TOTAL** | **145,360** |

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2

## Return of Allotment of Share

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | Day | Month | Year |
|---|---|---|---|
| From | 10 | 11 | 2003 |
| To | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 13,750 | 17,720 | |
| Nominal value of each share | 1p | 1p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 140.00p | $1.7281 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | | | |

---

Companies house receipt date barcode



**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited | Class of shares allotted | Number allotted |
| Address P O Box 1025 Commercial Union House<br>39 Pilgrim Street Newcastle Upon Tyne<br>Part Id 092 Desig Shareport<br>UK Postcode NE99 1SX | Ordinary | 31,470 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| | TOTAL | 31,470 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** [signature] **Date** 12 November 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/HB/4155 Tel: 01903 833393
DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2

## Return of Allotment of Shar

CHFP083

| | |
|---|---|
| Company Number | 2231246 |
| Company name in full | The Sage Group plc |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 25 | 11 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3570 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 140.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | | | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited Part ID 092 Design SHAREOPT | Class of shares allotted | Number allotted |
| Address PO Box 23440 7 Drumsheugh Gardens | Ordinary | 3570 |
| Edinburgh | | |
| UK Postcode EH3 7WL | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | TOTAL | 3570 |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

Signed [signature] Date 28. Nov. 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E4386 Tel: 01903 833436

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| Company Number | 2231246 |
| Company name in full | The Sage Group plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 26 | 11 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 17,850 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 140.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | | | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited<br>Address P O Box 1025 Commercial Union House<br>39 Pilgrim Street Newcastle Upon Tyne<br>Part ID 092 Desig Shareopt<br>UK Postcode NE99 1SX | Class of shares allotted<br>Ordinary | Number allotted<br>17,850 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>17,850 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

Signed [signature] Date 28. Nov. 2003.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./HB/4399 Tel: 01903 83333

DX exchange

**UPDATE TO ANNEX C**

| | Date | Press Information Title |
|---|---|---|
| 1. | 11-14-2003 | Sage completes acquisition of South African software vendor Softline |
| 2. | 12-2-03 | Sage pre-tax profit up 12% to £151.0 million for the year ended 30 September 2003 |
| 3. | 12-5-03 | Disclosure of interest in shares |

14 November 2003

Sage completes acquisition of South African software vendor Softline

Further to its announcement of 1 August 2003, The Sage Group plc today completed its acquisition of the business and assets of Softline Limited ("Softline"), all necessary conditions of the transaction having now been met. Softline is a leading provider of business management software in South Africa and Australia

Enquiries:

The Sage Group plc 0191 255 3000     Tulchan 020 7353 4200

Paul Walker, Chief Executive     Julie Foster

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Notes to editors:

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 5,500 people worldwide.

END

Sage Grp.(SGE)     Cli

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |



| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 6.16 | 22.486 | 23 |

FOR IMMEDIATE RELEASE

2 December 2003

SAGE PRE-TAX PROFIT UP 12% TO £151.0 MILLION FOR THE YEAR ENDED 30 SEPTEMBER 2003

The Sage Group plc ("Sage"), a leading supplier of accounting and business management software solutions and related services for small to medium-sized enterprises ("SMEs"), announces its unaudited results for the year ended 30 September 2003.

Financial highlights

* Turnover increased by 4% to £560.3m (2002: £539.8m*)
* Operating margin increased by 1.6 percentage points* to 27.8%
* Pre-tax profit grew 12% to £151.0m (2002: £135.2m*)
* Earnings per share grew 11% to 8.16p (2002: 7.32p*)
* Operating cash flow increased 22% to £183.8m (2002: £151.2m*)
* Proposed dividend 1.650p for the year, an increase of 10%

Operational highlights

* Strong profit growth in the UK and US
* 233,000 new customers added in the year. Over 400,000 customers added through acquisitions after the year-end, taking the customer base to over 3.6 million
* Invested £177.4m in acquisitions (two of them after the year-end), expanding into 3 new territories: South Africa, Australia and Spain
* Support contracts exceed 1 million

Geographical analysis

| | 2003 | | | | 2002 | |
|---|---|---|---|---|---|---|
| £m | Turnover | | Operating profit | | Turnover* | Operating profit* |
| | £m | % growth | £m | % growth | £m | £m |
| UK | 161.1 | 3.3% | 64.6 | 12.2% | 156.0 | 57.6 |
| Mainland Europe | 134.7 | 4.3% | 29.6 | -5.1% | 129.2 | 31.2 |
| US | 264.5 | 3.9% | 61.7 | 17.1% | 254.6 | 52.7 |
| | 560.3 | 3.8% | 155.9 | 10.2% | 539.8 | 141.5 |
| Foreign exchange impact * | - | | - | | 11.9 | 2.2 |

| | | | | | |
|---|---|---|---|---|---|
| 560.3 | 1.6% | 155.9 | 8.5% | 551.7 | 143.7 |

*Group turnover and operating profit for the prior year have been retranslated at current year exchange rates to facilitate comparison of certain of the results within this release. Group pre-tax profit and earnings for the prior year have been stated excluding the impact of the one-off £6m expense of sponsoring "The Sage Gateshead".

Chairman, Michael Jackson commented: "We have continued to deliver good earnings growth in difficult market and economic conditions. We have also made significant progress against our strategic objectives, including the completion of a number of acquisitions in new markets.

The start to the new financial year has been encouraging, and with significant earnings enhancement expected from our recent acquisitions, the Board views 2004 with confidence."

Enquiries:

The Sage Group plc 0191 294 3000

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan 020 7353 4200

Julie Foster

Kirstie Hamilton

Introduction

We are pleased to announce results which show earnings growth of 11%. During the year we have made further progress in generating more revenue from our customer base, which now numbers over 3.6m. We have also continued our acquisition strategy, completing three significant acquisitions (two of them after the financial year-end), which have opened up new markets and further growth opportunities.

Financial overview

In the year ended 30 September 2003, we increased turnover by 4% to £560.3m (2002: £539.8m*). Services revenues grew by 6% to £338.7m (2002: £319.8m*), and represented 60% of total revenues. 80% of these service revenues came from the provision of support contracts (2002: 78%). Software revenues grew by 1% to £ 221.6m (2002: £220.0m*), and represented 40% of total revenues. 49% of these software revenues came from sales to existing customers (2002: 45%).

Operating profit rose by 10% to £155.9m (2002: £141.5m*), with the operating margin increased by 1.6 percentage points to 27.8% (2002: 26.2%*). Pre-tax profit improved 12% to £151.0m (£135.2m*). Earnings per share increased 11% to 8.16p (2002: 7.32p*). These results include a charge of £2.0m for the loss on disposal of a non-core division in May 2003.

The movement in exchange rates had a significant downward impact on results from overseas businesses. The main factor was the 9% decline in the US dollar against sterling, compared to the prior year, which impacted the 47% of Group revenues originated in the US. This was only partially offset by the 8% appreciation of the euro. Growth rates throughout this statement have been stated at constant exchange rates, but without this adjustment, Group turnover grew 2% and operating profit increased by 9%.

The Group's strong earnings and effective cash management created significant growth in cash flow. Operating profit of £155.9m generated operating cash flow of £183.8m. At 30 September 2003 the Group had net debt of £110.6m (2002: £ 132.8m) with net interest covered 32 times by operating profit. The acquisitions of Softline and Grupo SP, completed after the year-end, were financed by a combination of additional debt and cash held in the business.

The proposed final dividend is 1.095p per share, making a total of 1.650p for the year, an increase of 10%. Subject to shareholder approval, the proposed final dividend will be paid on 12 March 2004 to shareholders on the register as of 13 February 2004.

Market trends

Sage serves the market for accounting and business management software solutions for small and medium-sized businesses ("SMEs"). In this market, solutions designed to fit SMEs' specific requirements are delivered through local distribution channels, including value-added resellers.

During the year, the market has continued to exhibit three broad characteristics.

SMEs have continued to exercise caution in their spending on information technology. As a consequence, we have seen no significant change in spending on software. Larger SMEs, who might in a better economic climate replace their solutions, are increasingly focussing on extracting greater value from their existing solutions. Consequently they have invested in upgrades and complementary products. The market serving smaller SMEs is more stable, since newly formed businesses continue to automate their business processes for the first time.

SMEs generally have continued to spend strongly on services related to their software, which are often critical to efficient accounting and business processes.

Those larger SMEs replacing their solutions are increasingly seeking to purchase systems for a number of their business processes, rather than just for accounting. Often, the solutions they require are industry-specific. The market penetration of industry-specific, business solutions is still relatively low.

Sage approach to the market

Our response to these economic and market trends has been as follows.

Software

Recognising that many of our customers are seeking to enhance rather than replace their existing solutions, our upgrade programmes introduce appropriate new features and enhancements for all customers. 373,000 existing customers purchased upgrades during the year. As a result, upgrade revenues grew 10% and represented 37% of software revenues.

For those of our customers seeking to replace their solutions, we have developed appropriate migration programmes based on our broad product portfolio. 49,000 existing customers purchased new software during the year. As a result, revenues from the sale of new licences to existing customers represented 12% of software revenues.

It is one of our key priorities to attract large numbers of new customers to the Group. Continued investment in our products, brands and marketing programmes resulted in the recruitment of 182,000 new customers during the year, excluding acquisitions.

Support

95% of our customers have less than 100 employees, and as a consequence very few of them have in-house IT expertise. Instead they look to Sage to provide support. Since many of our customers are seeking to derive greater value from their existing solutions, we are providing higher tiers of service within our support contract offerings. These were purchased by 250,000 of our support customers during the year. Support revenues grew 8% in the year.

Industry-specific solutions

During the year, we introduced a number of new solutions tailored for particular industries, including manufacturing, construction and distribution. These solutions were introduced through internal product development and through acquisitions. We now serve over 160,000 of our customers with industry-specific solutions. As a result revenues from industry-specific solutions were 11% of revenues.

Competitive position

We continue to perform strongly against our competitors by leveraging the key strengths of our business. In a market where a substantial proportion of revenues comes from existing customers, our customer base of over 3.6m SMEs is an important source of revenue opportunities. Our range of localised solutions, expanded by acquisitions, meet the requirements of SMEs by incorporating local business practices and legislation. Our solutions are delivered by an established community of local business partners and backed up by a local support service. We have a product portfolio which meets the needs of both small and large SMEs, and which is continuously developed, not only through acquisitions but also using feedback from the 21,000 customer support calls that we receive each day. These features will continue to differentiate us from our competitors, and are at the core of our growth strategy.

Operational review

UK

UK revenues grew 3% and represented 29% of Group revenues. Revenue growth was generated by sales to smaller SMEs, particularly through sales of upgrades and support to existing customers. The operating margin increased to 40%, from the prior year's 37%, reflecting increased revenues from existing customers and also the benefit of the prior year's re-organisation of the mid-market division. UK operating profit grew 12%.

While improving its operating margin, the UK business has continued to invest in its product portfolio. Its migration programme, targeted at smaller SMEs, has been strengthened by the introduction of new products, increasingly addressing the needs of SMEs in specific industries.

Mainland Europe

Economic conditions in Mainland Europe were the most challenging of all our markets, and were exacerbated by falling demand in the aftermath of the transition to the euro. However, acquisitions enabled revenues to grow by 4%, and Mainland Europe represented 24% of Group revenues.

In these conditions, many of our competitors saw a steep decline in business. By contrast, our businesses remained highly profitable, as we were able to take advantage of the sales opportunities that remain within our large customer base. Furthermore, we continued to invest in upgrade programmes and in developing support services for our customers.

Businesses acquired in the year contributed low initial margins and therefore overall margins fell to 22% (2002: 24%).

US

Overall US revenues grew by 4% and represented 47% of Group revenues. The accounting business grew revenues by 2%, while the CRM business grew revenues 13%.

Overall US operating margins grew to 23% (2002: 21%), led particularly by the improvement of CRM margins to 18% (2002: 14%). Overall US operating profits grew 17%.

In the accounting business, revenues were driven by our core accounting range, where our investment is focused, and in particular by Peachtree's 9% growth. This product range represented 80% of accounting revenues. The balance of

revenues came from our legacy products, where we actively seek to migrate customers to core products. With lower investment, these products continue to provide strong profit contributions.

The CRM business performed particularly well, due to the success of its upgrade programme, which introduced compelling new features for customers of the ACT! contact management product. In this expanding market, we continue to make significant investments in both marketing and product development.

The US business has been built through a series of acquisitions, which have created a large product portfolio and a customer base spanning small and large SMEs. During the year, considerable progress was made in consolidating the US businesses into two divisions, one addressing smaller SMEs and one addressing larger SMEs. The centralisation of certain back-office functions, together with a cohesive approach to our customers and business partners, ensures we continue to build on our strong market presence in the US.

Acquisition activity

Our acquisition strategy remains core to our approach to the market. We acquire businesses not only to enter new territories, but also to expand our offer in territories where we already have a presence. The acquisition of businesses with well-established brands and customer bases provides opportunities to sell more products and services and so improve profitability.

We have made significant progress in our acquisition strategy through one major acquisition during the year, and two further acquisitions after the end of the year. In total, our acquisitions over the year and up to present represent a £ 177.4m investment in future growth, supported by our strong operating cash flows.

Timberline, acquired in September 2003 for an enterprise value of £55.9m, has expanded our US industry-specific offer into a further important market: the construction and real estate sector. We have 150,000 customers in the US construction and real estate sector already using our software. Many of these businesses represent excellent prospects for the Timberline product and we will develop programmes to facilitate migration to this higher-value solution. This acquisition contributed revenues of £1.6m in the period and made an operating profit of £0.5m.

Our acquisition of Grupo SP in October 2003, for an enterprise value of £49.1m, established a leading position in the attractive Spanish market. SP specialises in providing solutions for smaller businesses. It is our intention to sell additional products to SP's customer base, and also to extend SP's presence to address the needs of larger SMEs by selling more sophisticated solutions.

With the acquisition of Softline, completed in November 2003, for an enterprise value of £54.9m, we gained market-leading positions in South Africa and Australia. Softline has well-established brands and large customer bases. We will use our expertise to sell more products and services to Softline's customers.

The two acquisitions completed after the end of the year added over 400,000 customers to the Group, bringing our customer base to over 3.6 million businesses.

In addition, we made a number of small acquisitions during the year, principally Concept Group in France, acquired in January 2003 for an enterprise value of £5.0m. This business provides complementary treasury and consolidation software for SMEs. This acquisition will provide stimulus to cross-selling initiatives, increasing the breadth and value of the solutions offered to our customers. Concept contributed revenues of £6.5m in the period and made an operating profit of £0.4m.

We will grow these businesses by using our customer base marketing expertise not only to sell more products and services to the new customers, but also to sell the acquired products to existing Sage customers. We expect to make

further acquisitions as part of our response to the market trends noted above.

Our people

We place significant emphasis on attracting, developing and retaining our people. The decentralised manner in which we manage our global network of businesses is based on nurturing the entrepreneurship and creativity of our employees. It is their understanding of local customers that enables our businesses to develop products and services appropriate for the marketplace. Our employees have also played an important role in maintaining and improving our levels of local customer service, for which we have won numerous industry awards. We thank all our people for their contribution to the year's performance.

Outlook

Revenue from services has proven more resilient than the sale of software in the weak economic conditions experienced during the year, and consequently we expect this part of the business to deliver continuing growth.

Spending by smaller SMEs has demonstrated less dependence on macro-economic conditions than spending by larger SMEs. Demand from our small business customers is relatively predictable and therefore we expect this segment of our business to continue its growth. Sales to larger SMEs have been more sensitive to economic conditions, but we will continue to grow this part of the business through strong execution of marketing programmes for our expanded product and service range.

The Group is therefore positioned to deliver growth in unchanged economic conditions. Growth would be higher in the event of improved conditions since larger SMEs would seek to replace their solutions. The Group's largely fixed cost base means that a significant proportion of incremental revenues will translate into profit growth.

The start to the new financial year has been encouraging, and with significant earnings enhancement expected from our recent acquisitions, the Board views 2004 with confidence.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2003

| | 2003 | 2002 |
|---|---|---|
| | (unaudited) | (audited) |
| | £'000 | £'000 |
| Turnover | 560,345 | 551,731 |
| Cost of sales | (51,571) | (54,840) |
| Gross profit | 508,774 | 496,891 |
| Selling and administrative expenses | (352,867) | (353,211) |
| Selling and administrative expenses - sponsorship arrangement | - | (6,000) |
| Total selling and administrative expenses | (352,867) | (359,211) |
| Operating profit | 155,907 | 137,680 |
| Interest receivable | 1,393 | 1,519 |

| | | |
|---|---|---|
| Interest payable and similar charges | (6,263) | (10,045) |
| Profit on ordinary activities before taxation | 151,037 | 129,154 |
| Taxation on profit on ordinary activities | (46,821) | (40,038) |
| Profit on ordinary activities after taxation | 104,216 | 89,116 |
| Equity minority interest | (65) | (41) |
| Profit for the financial year | 104,151 | 89,075 |
| Equity dividends | (21,093) | (19,143) |
| Amount transferred to reserves | 83,058 | 69,932 |
| Earnings per share (pence) - basic | 8.16p | 6.99p |
| Earnings per share (pence) - basic (pre sponsorship arrangement) | 8.16p | 7.32p |
| Dividend per share (pence) | 1.65p | 1.500p |

Notes:

The sponsorship arrangement relates to a one-off sponsorship payment of £6m in connection with "The Sage Gateshead".

CONSOLIDATED BALANCE SHEET

As at 30 September 2003

| | 2003 | 2002 |
|---|---|---|
| | (unaudited) | (audited) |
| | £'000 | £'000 |
| Fixed assets | | |
| Intangible | 900,684 | 830,908 |
| Tangible | 99,243 | 54,541 |
| | 999,927 | 885,449 |
| Current assets | | |
| Stocks | 2,667 | 2,306 |
| Debtors | 110,247 | 108,219 |
| Deferred tax asset | 16,559 | 28,306 |
| Cash at bank and in hand | 97,234 | 58,795 |
| | 226,707 | 197,626 |
| Creditors: amounts falling due within one year | (185,306) | (177,010) |
| Net current assets | 41,401 | 20,616 |
| Total assets less current liabilities | 1,041,328 | 906,065 |
| Creditors: amounts falling due after more than one | (170,871) | (157,194) |

| | | |
|---|---|---|
| year | | |
| Deferred income | (154,566) | (127,019) |
| Equity minority interest | (144) | (121) |
| | 715,747 | 621,731 |
| Capital and reserves | | |
| Called up equity share capital | 12,792 | 12,755 |
| Share premium account | 443,137 | 441,859 |
| Merger reserve | 61,111 | 61,111 |
| Profit and loss account | 198,707 | 106,006 |
| Equity shareholders' funds | 715,747 | 621,731 |

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2003

| | 2003 | 2002 |
|---|---|---|
| | (unaudited) | (audited) |
| | £'000 | £'000 |
| Profit for the financial year | 104,151 | 89,075 |
| Translation of foreign currency net investments and related borrowings | 9,791 | 12,233 |
| Total recognised gains and losses relating to the year | 113,942 | 101,308 |

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2003

| | 2003 | 2002 |
|---|---|---|
| | (unaudited) | (audited) |
| | £'000 | £'000 |
| Net cash inflow from operating activities | 183,829 | 145,178 |
| Returns on investments and servicing of finance | | |
| Interest received | 1,393 | 1,520 |
| Interest paid | (5,479) | (9,454) |
| Issue cost of loans | (225) | (180) |
| Interest element of finance lease rental payments | - | (3) |
| Net cash outflow from returns on investments and servicing of finance | (4,311) | (8,117) |
| Taxation | | |
| Corporation tax paid | (27,416) | (22,645) |

| | | |
|---|---|---|
| Capital expenditure | | |
| Payments to acquire tangible fixed assets | (40,808) | (19,130) |
| Receipts from sales of tangible fixed assets | 242 | 468 |
| Net cash outflow from capital expenditure | (40,566) | (18,662) |
| Acquisitions and disposals | | |
| Purchase of subsidiary undertakings: | | |
| Net cash consideration - current year acquisitions | (66,209) | (28,185) |
| - prior year acquisitions | (7,223) | (19,292) |
| Net cash outflow from acquisitions and disposals | (73,432) | (47,477) |
| Equity dividends paid | (24,217) | (5,595) |
| Cash inflow before financing and management of liquid resources | 13,887 | 42,682 |
| Management of liquid resources | | |
| Reduction / (increase) in short term deposits | 131 | (1,367) |
| Financing | | |
| Shares issued | 1,161 | 2,604 |
| Movement in loan funding | 23,476 | (29,104) |
| Repayment of capital element of finance leases | (21) | (57) |
| Net cash inflow / (outflow) from financing | 24,616 | (26,557) |
| Increase in cash in the year | 38,634 | 14,758 |

NOTES

1. Analysis of results

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Turnover (unaudited) | Operating profit (unaudited) | Turnover (audited) | Operating profit (audited) |
| | £'000 | £'000 | £'000 | £'000 |
| UK | 161,123 | 64,575 | 155,986 | 57,625 |
| France | 95,031 | 21,922 | 95,129 | 26,146 |
| Germany/Switzerland | 39,656 | 7,709 | 34,078 | 5,036 |
| US | 208,797 | 51,706 | 205,294 | 45,967 |
| Interact | 55,738 | 9,995 | 49,307 | 6,734 |
| | 560,345 | 155,907 | 539,794 | 141,508 |
| Impact of foreign exchange | - | - | 11,937 | 2,172 |

| | | | | |
|---|---|---|---|---|
| Sponsorship arrangement - The Sage Gateshead | - | - | - | (6,000) |
| | 560,345 | 155,907 | 551,731 | 137,680 |

Foreign currency results for the year ended 30 September 2002 have been retranslated at current year exchange rates to facilitate the comparison of results.

2. Analysis of change in net debt (inclusive of finance leases)

| | At 1 October 2002 | Cash flow | Acquisi-tions | Exchange movement | Other | At 3 Septembe 200 |
|---|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'00 |
| Net cash at bank and in hand | 57,512 | 38,634 | - | - | - | 96,14 |
| Short term deposits | 1,283 | (131) | - | (64) | - | 1,08 |
| Loans due within one year | (39,076) | 39,204 | (280) | 306 | (37,327) | (37,173 |
| Finance leases due within one year | (21) | 21 | - | - | - | |
| Loans due after more than one year | (152,507) | (62,455) | (226) | 7,810 | 36,707 | (170,671 |
| | (132,809) | 15,273 | (506) | 8,052 | (620) | (110,610 |

3. Taxation

The taxation charge for the year comprises:

| | 2003 | 2002 |
|---|---|---|
| | £'000 | £'000 |
| Current taxation | | |
| UK | 18,873 | 20,066 |
| Overseas | 11,794 | 9,902 |
| | 30,667 | 29,968 |
| Deferred taxation | 16,154 | 10,070 |
| | 46,821 | 40,038 |

4. The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2003. Statutory accounts for the year ended 30 September 2002 have been delivered to the Registrar of Companies and those for the year ended 30 September 2003 will be delivered in due course. The Group's results for the year ended 30 September 2002 have been extracted from those statutory accounts. The Auditors' Report on the accounts for the year ended 30 September 2002 was unqualified and did not contain a statement under Section 237 of the

Companies Act 1985.

5. The calculation of basic earnings per share is based on earnings of £104.2m (2002: £89.1m) and on ordinary 1p shares of 1,276,690,520 (2002: 1,274,526,435) being the weighted average number of shares in issue during the year.

6. Subject to shareholders' approval, the final dividend of 1.095 pence per share will be paid on 12 March 2004 to shareholders on the register at the close of business on 13 February 2004.

7. The annual report and accounts will be posted to shareholders shortly and thereafter copies will be available from the Secretary, The Sage Group plc, Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ.

END

**Sage Grp.(SGE)** Cli

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |



| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 22.488 | 23 |

**Recent News**

| Date | Time | Source | Headline |
|---|---|---|---|
| 02/12/03 | 07:41 | AFXF | Sage FY pretax pre-ex 151.04 mln stg vs 135.2 mln |
| 02/12/03 | 07:35 | AFXF | Sage FY profits grow 12 pct; gives guardedly optimistic prospects assessment |
| 02/12/03 | 07:00 | UKREG | Final Results |
| 14/11/03 | 12:21 | UKREG | Acquisition |
| 24/10/03 | 07:46 | AFXF | Sage buys Spain's Grupo SP |
| 24/10/03 | 07:01 | UKREG | Re: Acquisition |
| 21/10/03 | 14:23 | AFXF | Sage Group confirms co-founder Graham Wylie sells remaining stake in co |

More

**Recent BB Discussi**

| Date | Time | Source | Headline |
|---|---|---|---|
| 04/12/03 | 10:16 | FBB | CAN SAGE make it t |
| 22/09/03 | 21:13 | FBB | SAGE SELL (SELL) |
| 10/06/03 | 23:12 | FBB | Irritating news |
| 04/06/03 | 19:58 | FBB | Good days not far a |
| 16/05/03 | 11:09 | FBB | 100p – Only debate |
| 15/05/03 | 15:00 | FBB | SAGE ..........a "BUY |
| 19/12/02 | 18:19 | FBB | SAGE next years Ch |
| 06/12/02 | 23:09 | FBB | Sage cooking the bo |





# Full Text Announcement



| | |
|---|---|
| **Company** | Sage Group PLC |
| **TIDM** | SGE |
| **Headline** | Holding(s) in Company |
| **Released** | 16:02 5 Dec 2003 |
| **Number** | 9442S |

The Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 4 December 2003 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 138,376,060 Ordinary shares of 1p each in the Company, representing 10.82% of the total shares in issue.

| Held as Principal | No. of Shares |
|---|---|
| Deutsche Bank AG London | 5,978,552 |
| | |
| Held in Customer Portfolios | |
| Morgan Nominees | 14,194,963 |
| Morgan Nominees CHY | 248,796 |
| Morgan Nominees SL | 149,926 |
| Bank of New York Nominees | 6,224,849 |
| Bank of New York Nominees VC | 61,488 |
| BT Globenet Nominees Ltd | 348,112 |
| Channel Nominees | 31,564 |
| Chase Nominees | 29,003,796 |
| Clydesdale Bank Custodian Nominees | 117,270 |
| Deutsche Asset Management GmbH | 85,620 |
| Deutsche Bank Trust Company Americas | 111,851 |
| Deutsche Bank International Limited | 464,761 |
| Deutsche Bank Japan Ltd | 398,270 |
| Deutsche Securities Ltd Tokyo | 26,200 |
| Deutsche Investment Management Americas | 29,135 |
| | |

| | |
|---|---|
| Deutsche Investment Management Schweiz | 719,000 |
| DWS Investments GmbH | 4,531,351 |
| Gestion Privee Worms | 120,000 |
| HSBC Global Custody Nominees | 2,490,046 |
| Lloyds Bank Nominees | 12,616 |
| Lothian Regional Council | 1,936,260 |
| Master Trust Bank of Japan | 1,880 |
| National Provincial | 5,070 |
| Nortrust Nominees Ltd | 12,311,655 |
| State Street Nominees | 58,328,251 |
| Tokyo Trust | 141,832 |
| Vidacos Nominees | 302,946 |
| | |
| | 138,376,060 |
| | |

Note: The shares comprised under this notification may, from time to time, be the subject of a stock lending agreement resulting in a change of registration but not in DBAG's interest in the shares.

END